Car Rental Industry Pricing
September 2010
On September 23, 2010, Avis Budget Group, Inc. posted the following slides to its website.
Filed by Avis Budget Group, Inc.
Commission File No.: 001-10308
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No.: 001-13647
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Price Per Day
Hertz
Avis
National
Budget
Alamo
Dollar
Enterprise
Thrifty
Hertz

avis budget group

Top 50 Locations - Average Weekend Price Per Day
Midsize Car to be Rented 9/17 - 9/19
$38.88
$38.70
$37.82
$35.16
$33.30
$29.96
$29.02
$27.85
$24.27
10.00
15.00
20.00
25.00
30.00
35.00
40.00
45.00
50.00
$55.00
Hertz Competes Directly with Dollar Thrifty
Note: Rate shops performed 9/3/2010.

Price Per Day
Hertz
Avis
National
Budget
Alamo
Dollar
Enterprise
Thrifty
Hertz

avis budget group

Top 50 Locations - Average Weekend Price Per Day
Midsize Car to be Rented 9/24 - 9/26
$43.24
$43.20
$39.62
$36.84
$33.62
$31.10
$29.50
$28.41
$26.23
10.00
15.00
20.00
25.00
30.00
35.00
40.00
45.00
50.00
$55.00
Hertz Competes Directly with Dollar Thrifty
Note: Rate shops performed 9/3/2010.

Price Per Day
Avis
Hertz
National
Budget
Alamo
Dollar
Hertz
Enterprise
Thrifty

Top 50 Locations - Average Weekend Price Per Day
Midsize Car to be Rented 10/1 - 10/3
$50.68
$50.54
$47.84
$41.36
$40.23
$34.13
$32.37
$31.96
$31.61
10.00
15.00
20.00
25.00
30.00
35.00
40.00
45.00
50.00
$55.00
Hertz Competes Directly with Dollar Thrifty
Note: Rate shops performed 9/3/2010.

Price Per Week
Avis
Hertz
National
Budget
Alamo
Enterprise
Dollar
Thrifty
Hertz

avis budget group

Top 50 Locations - Average Price Per Week
Midsize Car to be Rented 9/17 - 9/24
$307.36
$301.86
$296.72
$271.24
$262.19
$227.52
$222.71
$216.54
$165.60
140.00
160.00
180.00
200.00
220.00
240.00
260.00
280.00
300.00
$320.00
Hertz Competes Directly with Dollar Thrifty
Note: Rate shops performed 9/3/2010.

Price Per Week
Avis
Hertz
National
Budget
Alamo
Dollar
Enterprise
Thrifty
Hertz

avis budget group

Top 50 Locations - Average Price Per Week
Midsize Car to be Rented 9/24 - 10/1
$341.20
$334.96
$307.18
$287.02
$275.34
$225.08
$218.76
$217.98
$188.04
180.00
200.00
220.00
240.00
260.00
280.00
300.00
320.00
340.00
$360.00
Hertz Competes Directly with Dollar Thrifty
Note: Rate shops performed 9/3/2010.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a potential transaction involving Dollar Thrifty
Automotive Group, Inc. ("Dollar Thrifty") which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the "SEC"). There is no assurance that Avis
Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated. This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc.
(“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis
Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED
TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.
Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis
Budget through the web site maintained by the SEC at
www.sec.gov.
Free copies of any such documents can
also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way,
Parsippany, NJ 07054.
Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of
Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.
Additional Information and Where to Find It